September 8, 2008

VIA FACSIMILE & EDGAR

Gary Newberry
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Indigo-Energy, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 2-75313
Filed April 15, 2008

Dear Mr. Newberry:

We are counsel to Indigo-Energy, Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the Securities and Exchange Commission staff’s (the “Staff”) comments dated July 18, 2008, relating to the above-captioned filing. Except as otherwise indicated, captions and page references herein correspond to those set forth in Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2007, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Comment: We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Response: The Company now has completed its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2007 and has revised its disclosure in Item 8.A and Item 8.B in response to this comment. Please see pages 1-5 of the Form 10-KSB/A.

Comment: Finally, we note that you filed your Principal Executive Officer and principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Response: The Company has revised the certifications provided by its certifying officers. Please see Exhibits 31.1 and 31.2.

Further, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff’s comments. Please do not hesitate to contact the undersigned with any questions or further comments at (212) 752-9700.

Very truly yours,

/s/Arthur S. Marcus
Arthur S. Marcus, Esq.
Gersten Savage LLP